UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

CONTENTS

On September 29, 2026, Nano-X Imaging Ltd. (the “Company”) held its adjourned Annual General Meeting of Shareholders at the Company’s offices at Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel (the “Meeting”). At the Meeting, the shareholders voted on and approved, by the applicable required majority, each of the proposals that were described in the Company’s Proxy Statement for the Meeting that was attached as Exhibit 99.1 to a Report on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission (the “SEC”) on August 18, 2026, with the exception of Proposal No. 3, which was withdrawn by the Company in accordance with the Supplement to Proxy Statement that was attached as Exhibit 99.1 to a Report on Form 6-K furnished by the Company to the SEC on September 17, 2026.

As part of the proposals adopted by the Company’s shareholders at the Meeting, the Company’s amended and restated articles of association were amended (the “Articles of Association”). A copy of the Articles of Association of the Company as amended and restated is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

The contents of Exhibit 99.1 to this Form 6-K are incorporated by reference into the registration statements on Form F-3 (File No. 333-294302) and on Form S-8 (File No. 333-248322) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Exhibit
99.1	Amended and Restated Articles of Association of Nano-X Imaging Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD
(Registrant)

Date: September 29, 2026	By:	/s/ Erez Meltzer
Erez Meltzer
Chief Executive Officer and Acting Chairman of the Board

2